UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form N-54A

     NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: VC Village.com Opportunity Fund, LLC

Address of Principal Business Office: 325 W. 38th St., Suite 1504, New York, NY 10018

Telephone Number: 212-736-2223

Name and address of agent for service of process: Daniel M. Bendheim

      Check one of the following:

|X| The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934 on June 28, 2000.

|_| The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: _______________________________________

The file number of the registration as an investment company pursuant to section 8(a) of Act, if any, of an subsidiary of the company: __________________________

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New York, New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

      Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 28th day of June, 2000.

                                 Signature /s/ Daniel M. Bendheim
                                           -------------------------------------
                                           VC Village.com Opportunity Fund, LLC

                                 By Daniel M. Bendheim
                                    --------------------------------------------

                                 Title President
                                       -----------------------------------------

Attest: /s/ Daniel E. Kosowsky
        -----------------------
        (Name)

        Vice President
        -----------------------
        (Title)